Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-4 of Alberton Acquisition Corporation (the “Company”) of our report dated March 16, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to the balance sheets of the Company as of December 31, 2019 and 2018, and the related statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2019 and for the period from February 16, 2018 (inception) to December 31, 2018, included in this Registration Statement. We also consent to the reference to us under the heading “Experts” in the Registration Statement.

/s/ Friedman LLP

New York, New York

December 30, 2020